Filed Pursuant to Rule 433

Registration Statement No. 333-209867

Thermo Fisher Scientific Inc.

Term Sheet

August 10, 2017

4.100% Senior Notes due 2047

Issuer:	Thermo Fisher Scientific Inc.

Principal Amount:	$750,000,000

Maturity Date:	August 15, 2047

Coupon (Interest Rate):	4.100%

Yield to Maturity:	4.169%

Benchmark Treasury:	3.000% due February 15, 2047

Spread to Benchmark Treasury:	T + 138 basis points

Benchmark Treasury Price and Yield:	104-07+ / 2.789%

Interest Payment Dates:	February 15 and August 15, commencing on February 15, 2018

Redemption Provision:	At any time prior to February 15, 2047 (six months prior to their maturity), the issuer will have the option to redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed that would be due if such notes matured on February 15, 2047 but for the redemption (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, on and after February 15, 2047, the issuer will have the option to redeem the notes in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Special Mandatory Redemption:	In the event that the issuer does not consummate the acquisition of Patheon N.V. on or prior to February 15, 2018 or the purchase agreement in connection with the acquisition is terminated at any time prior to such date, the issuer will be required to redeem all of the notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

Issue Price:	98.825%

Settlement Date:	August 14, 2017 (T+2)

Current Ratings*:	Moody’s: Baa2 (Stable) S&P: BBB (Positive) Fitch: BBB (Stable)

CUSIP:	883556BY7

ISIN:	US883556BY71

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc.

Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus in that registration statement, the prospectus supplement related to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.